UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

P.E. 8/31/02

0-30386

For the month of August 2002

Unibail
(Translation of registrant's name into English)

5 Boulevard Malesherbes
75802 Paris cedex 08, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

INFORMATION FILED WITH THIS REPORT

Press Release

Enclosed herewith as Exhibit 1 is a copy of the registrant's Press Release dated July 24, 2002.

Exhibit Number	Description
1	Press release dated July 24, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNIBAIL.

Dated : September 5, 2002

By: ______________________
Name: Bernard Fournier-Airaud
Title: Head of Accounting Services

EXHIBIT INDEX

Exhibit Number	Description
1	Press Release dated July 24, 2002.

unibail

The premier French commercial real estate company

Sharp rise in first-half 2002 results
Outlook remains favourable

Unibail's sound strategic positioning has been rewarded by an increase in all performance indicators despite a tougher environment.

Unibail's Board of Directors convened on July 24, 2002 to approve the company's accounts for the first half of 2002.

Consolidated key figures

millions of euros	31/12/2001	30/06/2001 6 month	30/06/2002 6 month	% CHANGE H1 2002 / H1 2001
Gross rental income	456.0	217.2	**251.5**	+ 15.8 %
· Offices	229.0	103.0	**127.7**	+ 24.0 %
· Shopping centres	139.9	69.5	**75.1**	+ 8.0 %
· Convention and Exhibition centres	87.1	44.7	**48.7**	+ 9.0 %
EBITDA	370.6	179.2	**200.5**	+ 11.9 %
Pre-tax recurring cash flow (Group share)	220.4	111.3	**129.9**	+ 16.7 %
· *per share* (1)	*€ 4.80*	*€ 2.41*	***€ 2.81***	*+ 16.5 %*
Net profit (Group share)	108.0	42.3	**107.8**	+ 154.8 %
· *per share* (1)	*€ 2.35*	*€ 0.92*	***€ 2.33***	*+ 154.3 %*
Net asset value (Group share)	3 638	3 499	**3 905**	+ 10.4 %
· *fully diluted NAV per share* (2)	*€ 78.00*	*€ 74.20*	***€ 81.00***	*+ 9.2 %*

(1) Based on the average number of shares outstanding during the period, i.e. 46,277,832 for the first half of 2002.
(2) Based on 49,530,424 shares, i.e. 46,942,835 shares outstanding as at June 30, 2002, after deducting 13,413 treasury shares and adding 2,601,002 potential shares generated by share warrants ('BSAs') and stock options.

Property portfolio: **€ 7.4 bn**

NAV per share *(fully diluted)*: **+ 9.2 % to € 81.0**

Pre-tax recurring cash flow per share: **+ 16.5% to € 2.81**

Business performance

Gross rental income increased by 15.8% to €251.5m. All three business divisions –offices, shopping centres and convention-exhibition centres– contributed to this significant rise, which was all the more impressive that it was achieved with a lower risk profile and despite a tougher economic environment.

The combined impact of increased rental income, a lean cost base and controlled financial charges boosted pre-tax recurring cash flow, group share, by 16.7% to €129.9m, giving a per-share increase of 16.5% to €2.81.

Unibail pursued its policy of selling off mature office properties. The value of these disposals totalled €214.2m, generating €62.6m in after-tax capital gains.

The expansion projects launched by the Group have been successfully completed or are making good progress. Among them, the completion of the Cité du Retiro office complex and its handover to Cartier, the reinforcement of the Shopping Centres Division following the acquisition of Chelles 2 in June and the forthcoming opening of Carré Sénart at end-August and the launch of the 'Hall 5' reconstruction project at the Porte de Versailles exhibition centre this summer.

Net asset value (NAV)

The value of the property portfolio (based on independent appraisals) increased to €7,447m as at June 30, 2002. Potential capital gains amounted to €2,732m vs. €2,671m as at December 31, 2001.

As a result, fully diluted NAV per share, group share, reached €81.0, rising 9.2% year-on-year and 3.8% over the first six months of 2002.

Organisation

On the proposal of Mr Léon Bressler, Chairman and CEO, the Board has appointed Mr Guillaume Poitrinal, previously Executive Vice President, to the position of Managing Director. In addition, Ms Catherine Pourre, at present Executive Director of Cap Gemini Ernst & Young France, will join Unibail on October 1, 2002 as Executive Vice President. By reinforcing its management team, Unibail can actively pursue its expansion strategy with the backing of a solid organisation.

Outlook

For 2002 and beyond, Unibail should continue to see growth in its key performance indicators, despite tougher global economic conditions. The strategic choices and value enhancement efforts made by Unibail, together with the expertise developed group-wide and in each business-line, provide a secure outlook, particularly in terms of rental income.

In these conditions, Unibail confirms the 15% growth target it had set for pre-tax recurring cash flow per share in 2002.



La plus grande qualité de vie au m²

Forthcoming event : Full-year results: February 5, 2003
Contact : Philippe Risso : + 33 (0)1 53 43 72 91 - www.unibail.com

unibail

Supplement to press release of July 24, 2002

Key events

Offices

- Cœur Défense: This 182,000 m² office complex was designed by architect Jean-Paul Viguier and is located in the heart of La Défense. Since June 2002, 96% of the complex has been let to ten prime blue-chip tenants: Air Liquide, AXA IM, Cap Gemini - Ernst & Young, CCF HSBC, Crédit Lyonnais, ING, Microsoft, People Soft, SIFF Energies (EDF Group) and Société Générale. The average firm lease period is 8 years. During the first half of 2002, two new leases were signed with Microsoft and Air Liquide, representing rental values of over €610 per m^2. This successful performance highlights the appeal of this real estate product. Negotiations are underway to let the remaining vacant space (roughly 6,600 m²).

  As announced in early 2002, Unibail has bought out the interests of Bouygues and Gothaer, the two minority shareholders of Tanagra SAS, the company that owns the Cœur Défense building. In exchange for this transaction, Bouygues and Gothaer received a total of 2,039,820 Unibail treasury shares.

- 67 avenue de Wagram, Paris 17: EDF has let this 3,841 m² building, which was delivered in early 2002 following renovation by Unibail. By end-June 2002, EDF had signed a firm nine-year lease for the property. The rent amounts to €549 per m², confirming the stability of rental values for prime buildings located in the Paris Central Business District.

- Cité du Retiro (30 rue du Faubourg Saint-Honoré, Paris 8): This 21,200 m² office complex, refurbished with the assistance of Ricardo Boffill, has been delivered to Cartier, which will relocate its international headquarters there by end-2002.

- Monceau-Murat-Messine (3M project): This unique office complex was acquired by Unibail in 2001. It is located in Paris 8 and is currently being redeveloped. Various administrative permits have already been obtained and the project is progressing to schedule. The 62,100 m² of usable office space is due to be delivered between 2004 and 2005, in line with initial forecasts.

- €214.2m of office properties were sold off by Unibail during the first half of 2002. These disposals mainly involved three properties: the La Chocolaterie building in Levallois-Perret, 16 rue Monceau in Paris 8, and 123 avenue Charles de Gaulle in Neuilly-sur-Seine. Each of these sales commanded slightly higher prices than the latest valuers' appraisals and generated an after-tax capital gain of €62.6m.

Shopping centers

- At end-June 2002, the vacancy rate for Unibail's shopping centres had fallen to 2.9%, compared with 3.7% at end-December 2001. 1.7% of this rate comprises the 'strategic' vacancies required for shopping center renovation projects.

- Carré Sénart: This 65,000 m² shopping center located in the South-East of Paris, adjacent to the A5 motorway, is nearing completion. It will open on August 28, 2002 (architect Jean-Paul Viguier). It is already fully pre-let and its projected rental income has outstripped initial forecasts.

- Chelles 2: On June 19, 2002, Unibail acquired this regional shopping center from EMA. Chelles 2 is located to the east of Paris, close to the A4 and the 'Francilienne' motorways. With a gross leasing area of 49,500 m², this shopping center hosts a Carrefour hypermarket (owned by Carrefour) and around 100 stores, including five specialist medium-size stores. It also has 3,000 free parking spaces. Chelles 2 generates VAT-inclusive revenues of around €183m (FF1.2bn) and intends to become the leading shopping center in the catchment area. Unibail's Espace Expansion subsidiary will be in charge of a major program of enhancements, including an extension project of about 25,000 m². EMA will continue to have a vested interest in the center's performance and the completion of its extension.

- Strasbourg L'Etoile: This 26,000 m² shopping center development project located near Strasbourg's historic city center received its building permit in June 2002. It should include a Leclerc hypermarket, 15 medium-size stores and 50 shops. It is scheduled for completion at end-2005.

Convention-exhibition centers

- Paris Expo - Porte de Versailles: The reconstruction of Hall 5 has been launched, as planned. The building permit was received in March 2002 and demolition work is already complete. This 18,000 m² exhibition space is due for completion in October 2003.

  In March 2002, to accompany the refurbishment projects at Paris Expo-Porte de Versailles, Unibail acquired a 50% stake in 'Société d'Exploitation du Palais des Sports'. These projects have begun with the installation of a new technical platform and will eventually lead to the complete redevelopment of the Palais des Sports in 2006.

Consolidated Statements of Income (€ m)	2001	30/06/2001	30/06/2002
<u>Office property portfolio</u>			
Rental income	229.0	103.0	127.7
Net operating expenses	- 12.6	- 4.9	- 11.9
Expenses related to properties	*- 11.2*	*- 4.3*	*- 10.7*
Property management expenses	*- 1.7*	*- 0.7*	*- 0.8*
Net allocation to provisions for doubtful accounts	*0.2*	*0.1*	*- 0.4*
= Net rents	**216.3**	**98.1**	**115.9**
Asset management cost	- 2.7	- 1.4	- 1.6
Office Portfolio Net Operating Income	**213.6**	**96.7**	**114.3**
<u>Shopping centers portfolio</u>			
Rental income	139.9	69.5	75.1
Net operating expenses	- 19.8	- 9.7	- 6.6
Expenses related to properties	*- 11.0*	*- 5.6*	*- 2.3*
Property management expenses	*- 8.4*	*- 4.1*	*- 4.5*
Net allocation to provisions for doubtful accounts	*- 0.3*	*0.0*	*0.2*
Ground rents	- 3.4	- 1.9	- 1.8
= Net rents	**116.6**	**57.9**	**66.7**
Asset management cost	- 0.3	- 0.2	- 0.2
Shopping Centers Portfolio Net Operating Income	**116.3**	**57.7**	**66.5**
<u>Exhibition & convention centers portfolio</u>			
Rental income	87.1	44.7	48.7
Net operating expenses	- 29.1	- 12.9	- 16.4
Expenses related to properties	*- 23.7*	*- 8.1*	*- 12.9*
Property management expenses	*- 5.4*	*- 4.8*	*- 3.6*
Net allocation to provisions for doubtful accounts	*- 0.0*	*- 0.0*	*0.1*
Ground rents	- 8.4	- 4.7	- 5.7
= Net rents	**49.6**	**27.1**	**26.6**
Asset management cost	-	-	-
Exhibition & Convention Centers Portfolio Net Operating Income	**49.6**	**27.1**	**26.6**
<u>Property services</u>			
Exhibition & convention centers management	6.0	4.1	3.0
Property management services	3.9	0.7	1.4
Other	- 1.5	- 0.9	- 0.2
Property Services Net Operating Income	**8.4**	**3.9**	**4.2**
<u>Finance leasing and other</u>			
Net income	4.2	1.9	1.6
Net operating expenses	- 1.3	- 0.3	- 1.1
Net capital gain on sales of properties	0.4	0.1	0.1
Net result on other loans	0.2	0.3	0.1
Finance Leasing & Other Net Income	**3.4**	**2.0**	**0.7**
<u>General expenses and other</u>			
Corporate and development expenses	- 20.7	- 8.4	- 10.7
Miscellaneous	-	0.1	- 1.0
Total General Expenses and Other	**- 20.7**	**- 8.2**	**- 11.7**
=Earning Before Interest, Tax, Depreciation & Amortization (EBIDTA)	**370.6**	**179.2**	**200.5**
Depreciation	- 113.4	- 55.4	- 61.0
Net financial expenses	- 127.6	- 59.6	- 58.3
Contribution of non-consolidated companies	0.4	0.7	0.0
= Pre-Tax Recurring Profit	**130.1**	**64.9**	**81.3**
Net capital gains on sales of properties	25.6	5.2	96.8
Non recurring income & expenses	-	-	-
Provisions for impairment of value of properties	0.5	- 0.2	- 0.2
Amortization of goodwill	- 3.9	- 0.5	- 2.0
Provisions for relocating costs	-	-	-
Corporate income tax	- 30.9	- 21.0	- 60.6
= NET PROFIT	**121.4**	**48.4**	**115.2**
Minority interests	- 13.4	- 6.0	- 7.4
= NET PROFIT, Group share	**108.0**	**42.3**	**107.8**

UNIBAIL Group

Calculating recurring cash flow (M€)	2001	30/06/2001	30/06/02
Pre-tax recurring profit	**130.1**	**64.9**	**81.3**
Provision for convertible bond redemption premium	-	-	-
Asset depreciation charges	110.1	52.2	59.6
Depreciation property services	3.3	3.2	1.5
Depreciation headquarters	-	-	-
= PRE-TAX RECURRING CASH FLOW	**243.5**	**120.2**	**142.3**

Group-share data (M€)	2001	30/06/2001	30/06/02
Pre-tax recurring profit	130.1	64.9	81.3
- Minority share	- 14.4	- 5.6	- 8.5
Pre-tax recurring profit - group share	**115.7**	**59.3**	**72.8**
+ Depreciation and amortization (total)	113.4	55.4	61.0
- Depreciation and amortization - minority share	- 8.7	- 3.3	- 3.9
PRE-TAX RECURRING CASH FLOW - group share	**220.4**	**111.3**	**129.9**
AFTER-TAX RECURRING CASH FLOW - group share	**180.8**	**91.6**	**104.7**

Per-share data	2001	30/06/2001	30 / 06 / 2002
Average number of shares	45 877 069	46 186 546	46 277 832
Net profit / share (€)	2.35	0.92	2.33
% change since previous year	15.0%	-3.7%	154.3%
Pre-tax Recurring profit / share (€)	2.52	1.28	1.57
% change since previous year	32.4%	21.8%	22.5%
Recurring profit / share (€)	1.66	0.86	1.03
% change since previous year	37.7%	0.0%	19.8%
Pre-tax Recurring Cash Flow / share (€)	**4.80**	**2.41**	**2.81**
% change since previous year	**21.2%**	**18.2%**	**16.5%**
After-tax Recurring cash flow / share (€)	3.94	1.98	2.26
% change since previous year	20.8%		14.1%

Consolidated balance sheet					million euros
	2000	2001	30/06/2002		
Assets	net	net	gross	depreciation provisions	net
Treasury operations and interbank transactions	**19**	**47**	**59**	**0**	**59**
Cash, Banque de France, Post Office, Banks	0	1	0		0
Current accounts	13	18	57		57
Investment securities	6	28	2		2
Related receivables	0	0	0		0
Customer loans	**21**	**19**	**31**	**14**	**17**
Loans to property developers	2	2	16	14	2
Other	19	17	15		15
Finance leasing	**157**	**108**	**93**	**1**	**92**
Outstanding financing	151	104	88		88
Cancelled contracts	1	0	0		0
Related receivables	5	4	5	1	4
Property investment	**4 724**	**5 213**	**5 879**	**406**	**5 473**
Office Properties and other	2 789	3 165	3 410	180	3 230
Shopping Centers	1 398	1 476	1 698	168	1 530
Exhibition and Convention Centers	355	341	394	53	341
Related receivables	182	231	377	5	372
Securities transactions	**0**	**0**	**0**	**0**	**0**
Sundry transactions	**184**	**239**	**214**	**1**	**213**
Tax receivables	113	109	93		93
Receivables related to property management services	25	27	39	1	38
Sundry debtors	10	50	31	0	31
Accrued income and deferred charges	36	53	51		51
Fixed assets	**25**	**32**	**40**	**7**	**33**
Investments in affiliated and associated companies	3	1	1		1
Operating fixed assets	20	29	37	7	30
Related accounts	2	2	2		2
Goodwill	**71**	**70**	**81**	**14**	**67**
TOTAL ASSETS	**5 201**	**5 728**	**6 397**	**443**	**5 954**

Consolidated balance sheet			million euros
	31/12/2000	**31/12/2001**	**30/06/2002**
Liabilities			
Treasury operations and interbank transactions	**858**	**849**	**463**
Current accounts	59	31	68
Borrowings	687	698	282
Other financial liabilities	108	117	111
Related payables	4	3	2
Securities transactions	**2 026**	**2 577**	**2 993**
Interbank market instruments and transferable debt securities	1 612	843	454
Bonds	388	1 692	2 518
Related payables	26	42	21
Sundry transactions	**428**	**498**	**533**
Due on investments	54	57	62
Tax and social security liabilities	47	50	66
Guarantee deposits	55	63	67
Sundry creditors	172	214	255
Accrued income and deferred charges	100	114	83
Contingencies and other liabilities	**404**	**393**	**480**
Including deferred tax liabilities	*346*	*344*	*315*
Capital	245	233	235
Additional paid in capital	891	788	793
Consolidated retained earnings	320	354	343
Treasury shares	-74	-85	-1
Net profit for the year	103	121	115
Total shareholders' equity	**1 485**	**1 411**	**1 485**
Group share	1 329	1 264	1 373
Minority interests	156	147	112
TOTAL LIABILITIES	**5 201**	**5 728**	**5 954**

Revalued NAV

Revalued NAV (in €mn)	31.12.2001		30.06.2002		Change in group share
	Balance sheet	Group share	Balance sheet	Group share	
Consolidated shareholders' equity	*1 410*	*1 264*	*1 485*	*1 373*	8.6%
Potential capital gains	*2 671*	*2 338*	*2 732*	*2 497*	6.8%
Valuation by appraisers	*7 327*	*6 640*	*7 447*	*6 992*	
Book value	*4 656*	*4 302*	*4 715*	*4 495*	
Finance leasing (valuation of discounted cash flows)	*5*	*5*	*3*	*3*	
Contribution of operating activities *(taken at cost)*	*31*	*31*	*32*	*32*	
Espace Expansion	*27*	*27*	*27*	*27*	
Paris-Expo	*4*	*4*	*5*	*5*	
Total NAV	***4 117***	***3 638***	***4 252***	***3 905***	7.3%
Number of shares		45 193 193		46 929 422	3.8%
Undiluted NAV per share		**80.5 €**		**83.2 €**	3.4%

Calculating diluted NAV per share					
Potential impact of exercisable securities (stock options and warrants)	115	115	105	105	
Potential number of shares generated by the exercise of these securities		2 920 610		2 601 002	
Fully diluted NAV	**4 232**	**3 753**	**4 357**	**4 010**	6.8%
Number of shares		48 113 803		49 530 424	2.9%
Fully diluted NAV per share		**78.0 €**		**81.0 €**	3.8%

Note :

At end-June 2002, the consolidated net book value of Unibail's property portfolio, excluding related receivables, was €5,101m. The consolidated net book value used to calculate the potential gains on the portfolio is €4,715m. The €386m discrepancy corresponds to the deferred tax charge incurred on the consolidated difference allocated to the properties (an equivalent amount has been booked as a liability on the balance sheet).

Accounting methods

No changes were made to accounting methods during the first half of 2002.

Financial position

Balance sheet ratios

The key balance sheet ratios, as calculated on the revalued balance sheet, have improved slightly since year-end 2001. The gearing ratio, defined as *Debt/Market value of properties*, has dropped back to 41% (from 42% at end-December 2001).

Interest cover ratio

The interest cover ratio, defined as *EBITDA/Financial expenses*(1), increased to 2.9x compared with 2.6x at end-December 2001. The main reason for this improvement is that Unibail has closed the gap caused by: i) delayed rental income from Cœur Défense in 2001 and 2002; and ii) financial expenses booked for the entire property during this period.

Cost of debt

Unibail's average refinancing rate decreased to 4.4% during the first half of 2002, against 5.25% in 2001. This decline in the average cost of debt is mainly due to lower interest rates and a reduction in the Group's average refinancing rate, which should range between 4.5% and 5% over the 2002 full-year.

(1) For this calculation, property leasing costs have been stripped out of financial expenses.